New York City Community Investment Initiative

NEW YORK CITY ECONOMIC IMPACT OF INVESTMENTS
(2002-present)

62 Number of Projects	$1.6B HIT Investment Amount	$4.1B Total Development Cost	36,724 Low-and Moderate- Income Housing Units	39,419 Housing Units Created or Preserved

$3.7B Total Economic Impact	18.5M Hours of Construction Work Generated	20,448 Total Jobs Created	$614.1B State, Local and Federal Tax Revenue Generated	93% Percent Affordable

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30, 2021. Economic impact data is in 2020 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.